Subject to Completion Preliminary Term Sheet dated December 27, 2018

Filed Pursuant to Rule 433

Registration Statement No. 333-216286

(To Prospectus dated March 28, 2017,

Prospectus Supplement dated November 6, 2018 and

Product Supplement EQUITY INDICES SUN-1 dated

March 30, 2017)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	January , 2019 January , 2019 January , 2022
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Autocallable Market-Linked Step Up Notes Linked to

the Russell 2000® Index

▪                   Maturity of approximately three years, if not called prior to maturity

▪                   Automatic call of the notes per unit at $10 plus the applicable Call Premium ([$1.05 to $1.15] on the first Observation Date, and [$2.10 to $2.30] on the final Observation Date) if the Index is flat or increases above 100.00% of the Starting Value on the relevant Observation Date

▪                   The Observation Dates will occur approximately one year and two years after the pricing date

▪                   If the notes are not called, at maturity:

▪                   a return of 30.00% if the Index is flat or increases up to the Step Up Value

▪                   a return equal to the percentage increase in the Index if the Index increases above the Step Up Value

▪                   1-to-1 downside exposure to decreases in the Index, with up to 100.00% of your principal at risk

▪                   All payments are subject to the credit risk of Canadian Imperial Bank of Commerce

▪                   No periodic interest payments

▪                   In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪                   Limited secondary market liquidity, with no exchange listing

▪                   The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.597 and $9.776 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to CIBC	$ 9.80	$

(1)         For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

January     , 2019

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Summary

The Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January  , 2022 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency in the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the Russell 2000®  Index (the “Index”), is equal to or greater than the Call Level on the relevant Observation Date. If the notes are not called, at maturity, the notes provide you with a Step Up Payment if the Ending Value of the Index is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-13.

Terms of the Notes

Issuer:	Canadian Imperial Bank of Commerce (“CIBC “)	Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement if the related Observation Date is postponed, as described on page PS-19 of product supplement EQUITY INDICES SUN-1.

Principal Amount:	$10.00 per unit	Call Premiums:

[$1.05 to $1.15] per unit if called on the first Observation Date (which represents a return of [10.50% to 11.50%] over the principal amount), and [$2.10 to $2.30] per unit if called on the final Observation Date (which represents a return of [21.00% to 23.00%] over the principal amount).

The actual Call Premiums will be determined on the pricing date.

Term:	Approximately three years, if not called	Ending Value:

The closing level of the Index on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.

Market Measure:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index	Step Up Value:	130.00% of the Starting Value, rounded to three decimal places.
Starting Value:	The closing level of the Index on the pricing date.	Step Up Payment:	$3.00 per unit, which represents a return of 30.00% over the principal amount.
Observation Level:	The closing level of the Index on the applicable Observation Date.	Threshold Value:	100.00% of the Starting Value
Observation Dates:

On or about January  , 2020 and January  , 2021, approximately one and two years after the pricing date. The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-19 of product supplement EQUITY INDICES SUN-1.

		Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Call Level:	100.00% of the Starting Value	Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-13.
Call Amounts (per Unit):	[$11.05 to $11.15] if called on the first Observation Date, and [$12.10 to $12.30] if called on the final Observation Date. The actual Call Amounts will be determined on the pricing date.	Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Determining Payment on the Notes

Automatic Call Provision

The notes will be called automatically on an Observation Date if the Observation Level on that Observation Date is equal to or greater than the Call Level. If the notes are called, you will receive $10 per unit plus the applicable Call Premium.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

The terms and risks of the notes are contained in this term sheet and in the following:

▪                  Product supplement EQUITY INDICES SUN-1 dated March 30, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465917020280/a17-7416_9424b5.htm

▪                  Prospectus dated March 28, 2017 and prospectus supplement dated November 6, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. When you read the accompanying product supplement, please note that all references in such supplement to the prospectus supplement dated March 28, 2017, or to any sections therein, should refer instead to the accompanying prospectus supplement dated November 6, 2018 or to the corresponding sections of such prospectus supplement, as applicable, unless otherwise specified or the context otherwise requires. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                  You are willing to receive a return on your investment capped at the applicable Call Premium if the relevant Observation Level is equal to or greater than the Call Level.

▪                  You anticipate that the notes will be automatically called or that the Index will not decrease from the Starting Value to the Ending Value.

▪                  You are willing to risk a loss of principal and return if the notes are not automatically called and the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪                  You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪                  You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪                  You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪                  You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.

▪                  You want to hold your notes for the full term.

▪                  You believe that the notes will not be automatically called and the Index will decrease from the Starting Value to the Ending Value.

▪                  You seek principal repayment or preservation of capital.

▪                  You seek interest payments or other current income on your investment.

▪                  You want to receive dividends or other distributions paid on the stocks included in the Index.

▪                  You seek an investment for which there will be a liquid secondary market.

▪                  You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not called on any Observation Date.

Autocallable Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100.00% of the Starting Value, the Step Up Payment of $3.00 per unit and the Step Up Value of 130.00% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on any Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 100, a hypothetical Step Up Value of 130, the Step Up Payment of $3.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, whether the notes are called on an Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
75.00	-25.00%	$7.50	-25.00%
80.00	-20.00%	$8.00	-20.00%
85.00	-15.00%	$8.50	-15.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1) (2)	0.00%	$13.00(3)	30.00%
105.00	5.00%	$13.00	30.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$13.00	30.00%
130.00(4)	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)                     This is the hypothetical Threshold Value.

(2)                     The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

(3)                     This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(4)                     This is the hypothetical Step Up Value.

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value:                100.00

Threshold Value:   100.00

Ending Value:                   50.00

Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:                100.00

Step Up Value:              130.00

Ending Value:                   110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3

The Ending Value is 143.00, or 143.00% of the Starting Value:

Starting Value:                100.00

Step Up Value:              130.00

Ending Value:                   143.00

Redemption Amount per unit

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  If the notes are not automatically called, depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.

▪                  Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-13, are included in the public offering price of the notes.

▪                  Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪                  Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

▪                  A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪                  You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪                  While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪                  There may be potential conflicts of interest involving the calculation agent, which is MLPF&S.  We have the right to appoint and remove the calculation agent.

▪                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-31 of product supplement EQUITY INDICES SUN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus dated March 28, 2017, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the Index are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, FTSE Russell (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.  None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is one of the Russell U.S. indices, which is designed to track the performance of the small-capitalization segment of the U.S. equity market. The companies included in the Index are the middle 2,000 of the companies that form the Russell 3000ETM Index, which is composed of the 4,000 largest U.S. companies as determined by total market capitalization and represents approximately 99% of the U.S. equity market. The Index is reported by Bloomberg L.P. under the ticker symbol “RTY.”

Defining Eligible Securities

All companies that are determined to be part of the U.S. equity market under FTSE Russell’s country-assignment methodology are included in the Russell U.S. indices. If a company is incorporated in, has a stated headquarters location in, and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, FTSE Russell then defines three Home Country Indicators (“HCI”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, FTSE Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of the company’s assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenues for the same cross-comparison and will assign the company to the appropriate country in a similar fashion.  FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover. If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (“BDI”) country; in which case, the company will be assigned to the country of its most liquid stock exchange. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. If a company is designated as a Chinese “N Share,” it will not be considered for inclusion within the Russell U.S. indices.  An “N Share” company is controlled by mainland Chinese entities, companies or individuals.  It must be incorporated outside of China and traded on the New York Stock Exchange, the Nasdaq exchange or the NYSE American with a majority of its revenues or assets derived from the People’s Republic of China.

All securities eligible for inclusion in Russell U.S. indices must trade on an eligible U.S. exchange. The eligible U.S. exchanges are: BATS, IEX, NYSE, NYSE American, Nasdaq and ARCA. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion, including securities for which prices are displayed on the FINRA ADF.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell U.S. indices. Royalty trusts, U.S. limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. indices. Business development companies, exchange traded funds and mutual funds are also excluded.

If an eligible company trades multiple share classes, FTSE Russell will review each share class independently for U.S. index inclusion. Stocks must trade at or above $1.00 (on its primary exchange) on the rank day in May of each year to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing index member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the 30 days prior to the rank date is equal to or greater than $1.00. If an existing index member does not trade on the rank day in May, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible. An initial public offering added during the quarterly IPO process is considered a new index addition and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the IPO eligibility period in order to qualify for index inclusion. Companies with a total market capitalization of less than $30 million are not eligible for inclusion in the Russell U.S. indices. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell U.S. indices.

Annual Reconstitution

Annual reconstitution is the process by which all Russell indices are completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or periodically undergo changes in their style characteristics. Reconstitution ensures that the companies continue to be correctly represented in the appropriate Russell indices.

On the rank day in May each year (timetable is announced each spring), all eligible securities are ranked by their total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the last price traded on the primary

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Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

exchange on the rank day in May.  All share classes for a company, including unlisted shares, are aggregated and considered total shares outstanding.

Reconstitution occurs on the last Friday in June. However, at times this date is too proximal to exchange closures and abbreviated exchange trading schedules when market liquidity is exceptionally low.  In order to ensure proper liquidity in the markets, when the last Friday in June falls on the 29th or 30th, reconstitution will occur on the preceding Friday.

Eligible IPOs are added to the Russell U.S. indices quarterly to ensure that new additions to the institutional investing opportunity set are reflected in the representative indices. FTSE Russell focuses on IPOs each quarter because it is important to reflect market additions between reconstitution periods.  Companies filing an initial public offering registration statement (or the local equivalent when outside the United States) and listing with the same quarter on an eligible U.S. exchange are reviewed for eligibility regardless of previous trading activity (exceptional or unique events may induce extraordinary treatment which will be communicated appropriately); a one month window is used to ensure that companies submitting the requisite filings just outside of the quarter are not excluded from eligibility. Companies currently trading on foreign exchanges or OTC markets will be reviewed for eligibility if: (1) the company files an initial public offering statement for an eligible U.S. exchange; (2) the offering is announced to the market and confirmed by FTSE Russell’s vendors as an IPO; and (3) the security is not currently a member of the Russell Global Index (eligibility and country assignment are reviewed at reconstitution).

Capitalization Adjustments

After membership is determined, a security’s shares are adjusted to include only those shares available to the public, which is often referred to as “free float.” The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. indices by their available (also called “float-adjusted”) market capitalization, which is calculated by multiplying the primary closing price by the available shares. Adjustments to shares are reviewed at reconstitution, during quarterly update cycles and for corporate actions such as mergers.

Certain types of shares are considered restricted and removed from total market capitalization to arrive at free float or available market capitalization, such as shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments), shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated, and shares with high shareholding concentration, etc.

Corporate Action-Driven Changes

FTSE Russell defines a corporate action as an action on shareholders with a prescribed ex-date (e.g., rights issue, special dividend, stock split). The share price and indexes in which the company is included will be subject to an adjustment on the ex-date. This is a mandatory event. FTSE Russell defines a corporate event as a reaction to company news (event) that might impact the index depending on the index rules. FTSE Russell applies corporate actions and events to its indexes on a daily basis. Depending upon the time an action is determined to be final, FTSE Russell will either (1) apply the action before the open on the ex-date, or (2) apply the action providing appropriate notice, referred to as “delayed action.”

For merger and spin-off transactions that are effective between rank day in May and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the final week of reconstitution (during which reconstitution is finalized Friday after U.S. market close), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, FTSE Russell evaluates the additional share class for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets minimum size requirement (above the minimum market capitalization breakpoint defined as the smallest member of the Russell 3000E Index from previous rebalance, adjusted for performance to date.) Index membership of additional share classes that are added due to corporate actions will mirror that of the pricing vehicle, as will style and stability probabilities. If the distributed shares of an additional share class do not meet eligibility requirements, they will not be added to the index (the distributed shares may be added to the index temporarily until they are settled and listed to enable index replication).

“No Replacement” Rule: Securities that leave a Russell U.S. index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in a Russell U.S. index over the year will fluctuate according to corporate activity.

To maintain representativeness and maximize the available investment opportunity for index managers, the Russell U.S. indices are reviewed quarterly for updates to shares outstanding and to free floats used within the index calculation. The changes are implemented quarterly, on the third Friday of the month (after the close). The June reconstitution will continue to be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th, when reconstitution will occur on the Friday prior).

Autocallable Market-Linked Step Up Notes	TS-10

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through December 21, 2018.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On December 21, 2018, the closing level of the Index was 1,292.086.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We have entered into a non-exclusive license agreement with FTSE Russell whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain securities, including the notes.

The license agreement between FTSE Russell and us provides that the following language must be set forth when referring to any FTSE Russell indexes or the FTSE Russell trademarks in this term sheet:

“‘Russell 2000® Index’ and ‘Russell 3000® Index’ are trademarks of FTSE Russell and have been licensed for use by CIBC. The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the notes.

The notes are not sponsored, endorsed, sold, or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in these notes particularly or the ability of the Index to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Index is based. FTSE Russell’s only relationship to CIBC and its affiliates is the licensing of certain trademarks and trade names of FTSE Russell and of the Index which is determined, composed and calculated by FTSE Russell without regard to CIBC and its affiliates or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CIBC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

Autocallable Market-Linked Step Up Notes	TS-11

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

The current business of MLPF&S is being reorganized into two affiliated broker-dealers: MLPF&S and a new broker-dealer, BofAML Securities, Inc. (“BofAMLS”). BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. MLPF&S will be assigning its rights and obligations as agent for the notes under our distribution agreement to BofAMLS effective on the “Transfer Date”. Accordingly, if the pricing date of the notes occurs on or after the Transfer Date, BofAMLS will be responsible for the pricing of the notes. If the settlement date of the notes occurs on or after the Transfer Date, BofAMLS will, subject to the terms and conditions of the distribution agreement, purchase the notes from us as principal on the settlement date. MLPF&S will in turn purchase the notes from BofAMLS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

o              the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

o              a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

o              a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Autocallable Market-Linked Step Up Notes	TS-12

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES SUN-1.

MLPF&S Reorganization

As discussed above under “Supplement to the Plan of Distribution”, the current business of MLPF&S is being reorganized into two affiliated broker-dealers. Effective on the Transfer Date, BofAMLS will be the new legal entity for the institutional services that are now provided by MLPF&S. As such, beginning on the Transfer Date, the institutional services currently being provided by MLPF&S, including acting as agent for the notes, acting as calculation agent for the notes, acting as principal or agent in secondary market-making transactions for the notes and entering into hedging arrangements with respect to the notes, are expected to be provided by BofAMLS. Accordingly, references to MLPF&S in this term sheet as such references relate to MLPF&S’s institutional services, such as those described above, should be read as references to BofAMLS to the extent these services are to be performed on or after the Transfer Date.

Autocallable Market-Linked Step Up Notes	TS-13

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times:  (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”).  A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis.  Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” beginning on page PS-31 of product supplement EQUITY INDICES SUN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Autocallable Market-Linked Step Up Notes	TS-14

Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index, due January , 2022

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Autocallable Market-Linked Step Up Notes	TS-15